September 22, 2009

VIA US MAIL AND FACSIMILE (202-772-9217)

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Bryan J. Pitko

Re:	Bionovo, Inc.
Registration Statement on Form S-1
Filed September 10, 2009
File No. 333-161816

Dear Mr. Pitko:

We express our appreciation for your prompt review of the Registration Statement on Form S-1 of Bionovo, Inc., a Delaware corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 21, 2009. In conjunction with these responses, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. To further facilitate the Staff’s review, the enclosed courtesy copies of the Amendment have been marked in the margins to indicate the location of revisions made in response to the corresponding comment numbers.

General

1.

SEC Comment: We note your disclosure that you and the placement agent may sell units to investors that exclude the warrants, provided that the sale of units that exclude such warrants shall be at the same offering price per unit as all other investors. Please revise your disclosure to provide additional discussion about the sale of units excluding warrants. Please explain why an investor would want to pay the same price for units excluding the warrants as units including the warrants.

Company Response: Pursuant to your request, the Company has revised disclosure on the cover of the registration statement and on pages 3 and 70 to clarify that in the

Securities and Exchange Commission

Division of Corporation Finance

September 22, 2009

event institutional investors are prohibited, pursuant to their investment charter or other governing documents, from acquiring warrants, the Company (or the placement agent) may sell units to such investors that exclude warrants. In this circumstance, the units will be sold at a discounted price from the units sold that contain warrants. The discount will be determined based on factors such as the amount of units to be purchased, market conditions at the time of sale, and discussions with any such investor.

Use of Proceeds, page 23

2.

SEC Comment. Please elaborate on how you will allocate the funds derived from this offering in the event that the full amount is not received. For example, please indicate how you will allocate the proceeds at various benchmarks in the amount of securities you sell such as at 25%, 50%, 75%, and 100% of expected proceeds.

Company Response: Pursuant to your request, the Company has revised the disclosure under Use of Proceeds on page 24 to indicate how it will allocate the proceeds of the offering assuming 25%, 50%, 75%, and 100% of the securities offered by the Company are sold. The Company has also revised the prospectus summary on page 3 accordingly.

Abandoned Private Placement, page 71

3.

SEC Comment: We note that you disclose that on September 8, 2009 you abandoned a private placement with certain investors to be completed in reliance upon Rule 506 of Regulation D to enable you to pursue the public offering of your securities under this regulation statement. Please confirm that the securities included in the abandoned private placement are not included and will not be sold in the proposed offering under this registration statement.

Company Response: Pursuant to your request, the Company has revised the disclosure on page 72 to confirm that none of the securities included in the abandoned private placement will be sold in the offering conducted under the registration statement.

Exhibits and Financial Statement Schedules, page II-3

4.	SEC Comment: Please file your placement agreement with Dawson James Securities, Inc. as an exhibit to your registration statement.

Company Response: Pursuant to your request, the Company has filed the letter agreement with Dawson James Securities, Inc. as Exhibit 10.27 to the Amendment.

Please note that the Company has included certain changes to the registration statement other than those in response to the Staff’s comments.

The Company acknowledges your references regarding requests for acceleration of a registration statement, including Rules 460 and 461. The Company will include the requested

Securities and Exchange Commission

Division of Corporation Finance

September 22, 2009

acknowledgments and will endeavor to provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration and provide any acceleration request at least two business days in advance of the requested effective date.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8317

Sincerely,

/s/ Scott K. Weiss

Scott K. Weiss

cc:	Thomas C. Chesterman
Robert H. Cohen